UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 15, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933
AND THE SECURITIES EXCHANGE ACT OF 1934

Ironwood Pharmaceuticals, Inc.
File Nos. 001-34620 and 333-163275

CF#35769

_____

Ironwood Pharmaceuticals, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on August 10, 2010, Form 10-Q filed on August 8, 2013, Form 10-K filed on February 19, 2016, Form 10-Q filed on May 8, 2017, and Form S-1 filed on November 20, 2009, as amended.

Based on representations by Ironwood Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.9	S-1	November 20, 2009	through December 31, 2027
10.10	S-1	November 20, 2009	through December 31, 2027
10.11	S-1	November 20, 2009	through December 31, 2027
10.1	10-Q	August 10, 2010	through December 31, 2027
10.1	10-Q	August 8, 2013	through December 31, 2027
10.12.2	10-K	February 19, 2016	through December 31, 2027
10.13	10-K	February 19, 2016	through December 31, 2027
10.1	10-Q	May 8, 2017	through December 31, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary